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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 09-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fiduciary Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 21 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiduciary Financial Services, Corp. as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLEN S. HIROTSU
Comm. # 1352861
NOTARY PUBLIC - CALIFORNIA
San Mateo County
My Comm. Expires April 22, 2006

Signature

Chief Financial Officer

Title

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on
This 15th day of November, 20 05
By Michael J. Corcoran
Personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Glen S. Hirotsu

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule ISc3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule ISc3.3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ISc3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule ISc3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolid
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).



Fiduciary Financial Services Corp.

Report on Audit of Statement of Financial Condition

September 30, 2005



PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Fiduciary Financial Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fiduciary Financial Services Corp. (the "Company") as of September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 16, 2005

Fiduciary Financial Services Corp.
Statement of Financial Condition
September 30, 2005

Assets	
Cash equivalents	$ 2,210,000
Commissions receivable	69,787
Deferred tax assets	34,795
Tax receivable from affiliate	49,550
Due from affiliate	223,268
Deposit and prepaid expenses	108,473
Total assets	$ 2,695,873
Liabilities and stockholder's equity	
Liabilities	
Trade payables and accrued expenses	$ 149,144
Due to affiliates	772,761
Total liabilities	921,905
Stockholder's equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	200,137
Retained earnings	1,473,831
Total stockholder's equity	1,773,968
Total liabilities and stockholder's equity	$ 2,695,873

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Fiduciary Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Fiduciary Investment Company which is a wholly-owned subsidiary of Fiduciary Trust Company International (the "Parent"), which, in turn, is a wholly owned subsidiary of Franklin Resources, Inc. ("Franklin").

The Company has an agreement with a broker-dealer whereby it clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

2. Significant Accounting Policies

Basis of Presentation

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates.

Cash Equivalents

Cash equivalents consist of amounts held in a money market fund. Due to the relatively short-term nature of this instrument, the carrying value approximates fair value.

Income Taxes

The Company is included in the consolidated Federal tax returns filed by Franklin and is included in the combined New York state and city tax returns filed by the Parent. The Company provides for income taxes equal to amounts which would be payable on the Company's income if calculated on a separate return basis.

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are excepted to be settled and reflected in the financial statements in the period enacted.

Off-Balance Sheet Financial Contingency

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities; the clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitment wherein clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

3. Transactions with Customers

As part of its agreement with the Company, the clearing broker extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2005, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2005, the Company did not have any liabilities subordinated to claims of general creditors.

5. Income Taxes

For the year ended September 30, 2005, income taxes payable for federal and state purposes have been reduced by $13,286 which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax assets as of September 30, 2005 were as follows:

Deferred tax assets	
Deferred compensation and employee benefits	$ 34,456
Others	339
Total deferred tax assets	$ 34,795

6. Related Party Transactions

The Company provides brokerage services to the Parent for which it charges a fee. In addition, certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

7. Employee Benefit Plans

Franklin sponsors an Annual Incentive Plan and other incentive programs covering employees of Franklin and its U.S. Subsidiaries.

The Company also participates in the Parent's employee savings plan (the "Employee Savings Plan"), covering substantially all employees who have attained age 21 and completed one year of service. The Plan provides for pre-tax contributions by employees, and for the Parent to match a portion of such employee contributions and to make additional contributions at the discretion of the Parent's Board of Directors.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6 2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2005, the Company had net capital of $1,411,682, which was $1,350,222 in excess of its required net capital of $61,460. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1.